UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Global Med Technologies, Inc.
(Name of Subject Company)
Global Med Technologies, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share, and
Series A Convertible Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
37935E101
(CUSIP Number of Class of Securities)
Michael I. Ruxin
Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420,
Lakewood, CO 80215
(303) 238-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copies to:
Clayton E. Parker
Martin T. Schrier
K&L Gates LLP
200 S. Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Global Med Technologies, Inc., a Colorado corporation (“Global Med”), with the Securities and Exchange Commission (the “SEC”) on March 4, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), through its wholly owned subsidiary Atlas Acquisition Corp., a Colorado corporation (“Purchaser”), to purchase all of the outstanding shares of Global Med’s common stock, $0.01 par value per share (the “Global Med Common Stock”), and all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Global Med Preferred Stock”), upon the terms and subject to the conditions set forth in Haemonetics’ Offer to Purchase, dated February 19, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”). The Offer to Purchase is attached as Exhibit (A)(1)(A) to the Schedule TO filed by Haemonetics with the SEC on February 19, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and the terms of the Offer (as defined below) are set forth in the Offer to Purchase and in the related Letter of Transmittal for the Global Med Common Stock and the Letter of Transmittal for the Global Med Preferred Stock (each, as the context requires, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.
Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately after the last paragraph:
     “On March 24, 2010, in connection with the expiration of the Offer, holders of warrants (the “Tendered Warrants”) exercisable to purchase an aggregate of 6,535,000 shares of Global Med Common Stock agreed that such Tendered Warrants would terminate immediately prior to the expiration of the Offer, each in exchange for the right to receive a lump sum cash payment equal to the product of (i) the excess of (A) the per share price for the Global Med Common Stock in the Offer over (B) the per share exercise price for the applicable Tendered Warrant and (ii) the total number of shares of Global Med Common Stock for which such Tendered Warrant was then exercisable. The Tendered Warrants included a warrant (the “Victory Park Warrant”) to purchase 4,125,000 shares of Global Med Common Stock, at an exercise price $0.72 per share, held by Victory Park Special Situations Master Fund, Ltd. The termination of the Victory Park Warrant and other Tendered Warrants was documented by letter agreements among the applicable warrant holder, Haemonetics and Global Med.”
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Forward Looking Statements”:
“(l) Expiration of the Offer; Subsequent Offering Period.
     At 12:00 midnight, Boston, Massachusetts time, on March 24, 2010, the Offer expired. Based on the information provided by Computershare Trust Company, N.A. to Haemonetics, as of the expiration of the Offer, 3,960 shares of Global Med Preferred Stock and approximately 31,428,730 shares of Global Med Common Stock had been tendered in and not withdrawn from the Offer. These tendered Shares constituted 100% of the shares of Global Med Preferred Stock outstanding and approximately 82% of the shares of Global Med Common Stock outstanding. Purchaser accepted for payment all Shares validly tendered and not properly withdrawn in accordance with the terms and conditions of the Offer.
     Effective as of 9:00 a.m., Boston, Massachusetts time, on March 25, 2010, Haemonetics and Purchaser commenced a subsequent offering period for all remaining untendered shares of Global Med Common Stock. The subsequent offering period will expire at 12:00 midnight, Boston, Massachusetts time, on Wednesday, March 31, 2010, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the subsequent offering period is scheduled to expire.
     The same $1.22 per share Common Stock Offer Price, net to the seller in cash, without interest and less any applicable withholding taxes, offered in the initial offering period will be paid during the subsequent offering period. Purchaser will immediately accept for payment all Shares validly tendered during the subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period, except that (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Exchange Act, Shares tendered during the subsequent offering period may not be withdrawn. Shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

     Pursuant to the terms of the Merger Agreement, Haemonetics’ acquisition of Global Med will be completed through the Merger of Purchaser with and into Global Med. Following the Merger, Global Med will become a wholly owned subsidiary of Haemonetics and Global Med Common Stock will no longer be eligible for quotation on the OTC Bulletin Board. Pursuant to the terms of the Merger Agreement, all remaining publicly held Global Med Common Stock (other than Global Med Common Stock held by holders who validly exercise and perfect their dissenters’ rights under applicable Colorado law) will be acquired for $1.22 per share of Global Med Common Stock, net to the holder in cash, without interest and less any applicable withholding taxes, in the Merger. At the end of the subsequent offering period, Purchaser may exercise the Top-Up Option to purchase Top-Up Option Shares from Global Med so that Purchaser will own more than 90% of the outstanding Global Med Common Stock. If Purchaser becomes the owner of more than 90% of the outstanding Global Med Common Stock, during the subsequent offering period and/or through the exercise of the Top-Up Option, the Merger will be completed in accordance with the applicable provisions of Colorado law that authorize the completion of the Merger without a vote or meeting of the stockholders of Global Med.”
     On March 25, 2010, Haemonetics and Purchaser issued a press release announcing the expiration of the Offer and the commencement of the subsequent offering period. The full text of the press release issued by Haemonetics and Purchaser is set forth as Exhibit (a)(11) hereto and is incorporated herein by reference.”
Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by changing the subheading entitled “(l) Forward-Looking Statements” to reflect the following:
“(m) Forward-Looking Statements.”
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“(a)(11)	Press Release issued by Haemonetics and the Purchaser, dated March 25, 2010 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 5 to the Schedule TO).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL MED TECHNOLOGIES, INC.
By:	/s/ MICHAEL I. RUXIN, M.D.
Name:	Michael I. Ruxin, M.D.
Title:	Chief Executive Officer

Dated: March 25, 2010